FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of September 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s Announces the Launch of Metoprolol Succinate ER (Extended-Release) Tablets,” September 11, 2012.

(2)	Press Release, “Dr. Reddy’s announces the Launch of Amoxicillin Tablets, Capsules, and Oral Suspension,” September 20, 2012.

(3)	Press Release, “Dr. Reddy’s Announces the Launch of Montelukast Sodium Oral Granules,” September 27, 2012.

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Announces the Launch of Metoprolol Succinate ER (Extended-Release) Tablets

Hyderabad, India, September 11, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Metoprolol Succinate ER (Extended-Release) Tablets (25 mg, 50 mg, 100 mg & 200 mg), a bioequivalent generic version of Toprol-XL® (Metoprolol Succinate) Tablets in the US market on September 11, 2012. Metoprolol ER (Extended-Release) Tablets (25 mg, 50 mg, 100 mg, & 200 mg) was approved by the United States Food & Drug Administration (USFDA) in August 2012.

The Toprol-XL® brand and generic had U.S. sales of approximately $1.13 billion for the most recent twelve months ending June 2012 according to IMS Health*.

Dr. Reddy’s Metoprolol Succinate ER tablets in 25 mg, 50 mg, 100 mg and 200 mg are available in bottle counts of 100 and 500.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

Toprol-XL® is a registered trademark of AstraZeneca.

*	IMS National Sales Perspectives: Retail and Non-Retail MAT June 2012

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media: S Rajan at rajans@drreddys.com / +91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Amoxicillin Tablets, Capsules, and Oral Suspension

Hyderabad, India, September 20, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that is has launched Amoxicillin Tablets Capsules, and Oral Suspension, a bioequivalent generic version of Amoxil® (Amoxicillin) Tablets, Capsules, and Oral Suspension in the US Market on September 17, 2012. Amoxicillin Tablets (500 mg and 875 mg), Capsules (250 mg and 500 mg), and Oral Suspension (125 mg/5 ml, 200 mg/5 ml, 250 mg/5 ml, and 400 mg/5 ml) are approved by the United States Food and Drug Administration (USFDA).

The Amoxil® brand and generic Tablets (875 mg) has U.S. sales of approximately $22.2 Million, Capsules has U.S. sales of approximately $67.2 Million, and Oral Suspension has U.S. sales of approximately $89.5 Million, all for the most recent twelve months ending June 2012 according to IMS Health*.

Dr. Reddy’s Amoxicillin Tablets in 500 mg and 875 mg are available in bottle counts of 20 and 100. Amoxicillin Capsules in 250 mg and 500 mg are available in bottle counts of 100 and 500. Amoxicillin Oral Suspension in 200 mg/5 ml and 400 mg/5 ml are available in bottle sizes of 50 ml, 75 ml, and 100 ml. Amoxicillin Oral Suspension in 125 mg/5 ml and 250 mg/5 ml are available in bottle sizes of 80 ml, 100 ml, and 150 ml.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

Note to editor: Amoxicillin tablets (500 mg and 875 mg), capsules (250 mg and 500 mg), and oral suspension (125 mg/5 ml, 200 mg/ 5 ml, 250 mg/ 5 ml, and 400 mg/5 ml) are indicated for: Treatment of infection of the ear, nose, throat, genitourinary tract, skin and skin structure, and lower respiratory tract that are due to susceptible strains of designated microorganisms and also in combination for treatment of H. pylori infection and duodenal ulcer disease

Amoxil® is a registered trademark of GlaxoSmithKline LLC and is licensed to Dr. Reddy’s Laboratories, Inc.

*	IMS National Sales Perspectives: Retail and Non-Retail MAT June 2012

For more information, please contact:

Investors and Financial Analysts:	Media:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	S Rajan at rajans@drreddys.com / +91-40-49002445
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Announces the Launch of Montelukast Sodium Oral Granules

Hyderabad, India, September 27, 2012

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Montelukast Sodium Oral Granules, a bioequivalent generic version of Singulair® (montelukast sodium) oral granules in the US market on September, 26, 2012, following the approval by the United States Food & Drug Administration (USFDA) of Dr.Reddy’s ANDA for Montelukast Sodium Oral Granules.

The Singulair® Oral Granules brand had U.S. sales of approximately $61 million for the most recent twelve months ending July 2012 according to IMS Health*.

Dr. Reddy’s Montelukast Sodium Oral Granules in 4 mg are available in unit dosage package of 30.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

Singulair® is a registered trademark of Merck Co.

*	IMS National Sales Perspectives: Retail and Non-Retail MAT July 2012

For more information, please contact:

Investors and Financial Analysts:	Media:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	S Rajan at rajans@drreddys.com / +91-40-49002445
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ Sandeep Poddar
Date: October 4, 2012		Name: Sandeep Poddar
Title: Company Secretary